[LETTERHEAD OF ALLIED NEVADA GOLD CORP.]

March 16, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Allied Nevada Gold Corp.
Amendment No. 1 to Registration Statement on Form 10
Filed February 20, 2007
File No. 001-33119

Ladies and Gentlemen:

In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in a letter dated March 9, 2007, regarding the above-captioned Amendment No. 1 to Registration Statement on Form 10 of Allied Nevada Gold Corp. (the “Company”), the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call the undersigned at (720) 981-1185.

Very truly yours,

ALLIED NEVADA GOLD CORP.

By:	/s/ Scott A. Caldwell
Scott A. Caldwell
President and Chief Executive Officer

cc:	Ms. Mellissa Campbell Duru
Ms. Jill Davis
Ms. Jennifer Goeken